FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of September 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s notice of meeting and proxy statement for the special general meeting of shareholders to be held on November 7, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: September 25, 2007

B.O.S Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 7, 2007

        To our Shareholders:

        You are invited to attend a Special Meeting of Shareholders of B.O.S Better Online Solutions Ltd. (the “Company”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon Le Zion, Israel, on November 7, 2007 at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To approve the raise of equity by the Company by way of a private placement and to authorize the Company's Board of Directors to negotiate and finalize its terms.

2.	To approve the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company's Chairman of the Board.

3.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        Pursuant to the Company’s Articles of Association, the Board of Directors has fixed the close of business on October 1, 2007 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman Chairman of the Board of Directors	Shmuel Koren President and Chief Executive Officer

September 2007

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY’S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 7, 2007

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Special Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon Le Zion, on November 7, 2007 at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time.

        At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To approve the raise of equity by the Company, by way of a private placement and to authorize the Company's Board of Directors to negotiate and finalize its terms.

2.	To approve the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company's Chairman of the Board.

3.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meeting), 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 20 Freiman Street, Rishon Le Zion, 75101 Israel, Attention: Mr. Eyal Cohen. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 20 Freiman Street, Rishon Le Zion, 75101 Israel or in the United States, c/o American Stock Transfer & Trust Company, 59 Maiden Lane – Plaza Entrance, New York, New York 10038, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about October 4, 2007. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on October 1, 2007 are entitled to notice of and to vote at the Meeting. The Company had 9,609,911 Ordinary Shares issued and outstanding on September 18, 2007, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of September 18, 2007, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 9,609,911 shares outstanding as of September 18, 2007.

	Shares Beneficially Owned
Name and Address	Number	Percent

Catalyst Fund, L.P.(1)(2)
3 Daniel Frisch Street, Tel-Aviv 64731, Israel	1,675,465	17.43%

SITA SA
27 Route de GY,
1252 Meinier, Geneva
Switzerland	878,670	9.14%

D.S Apex Holdings Ltd. (3) 2 Kaufman Street, Tel-Aviv 68012, Israel	752,979	7.84%

Officers and directors as a group (4)	101,090	1.05%

(1) “Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments L.P. Mr. Edouard Cukierman, the Chairman of the Company’s Board of Directors, may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund.

(2) Does not include 207,000 warrants to purchase Ordinary Shares of the Company.

(3) Refers to the holdings of D.S Apex Holdings Ltd. and its subsidiaries.

(4) Does not include 1,151,737 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company. Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

II.	RESOLUTIONS

1.	PRIVATE PLACEMENT

        The Audit Committee and the Board of Directors have resolved, subject to shareholder approval, to approve: (i) the raise by the Company of equity in the amount of no less than $5,000,000 and no more than $8,000,000 by way of a private placement of Ordinary Shares and of warrants, to take place and close no later than June 30, 2008; (ii) the payment of placement fees amounting to up to 6% of the offering in connection with such private placement; and (iii) the undertaking by the Company to file a registration statement covering the resale of the securities to be issued in the private placement.

        The price per share of the Ordinary Shares shall be the average trading price of the Company’s ordinary shares on the Nasdaq Global Market in the 20 days prior to the date of shareholders approval plus a premium of up to 10% (the “PPS”). The warrants to be issued shall amount to up to 70% of the number of Ordinary Shares offered (i.e. 70% warrant coverage) and shall be exercisable for 4 years from grant at an exercise price per ordinary share equal to the PPS plus 18%.

        Since certain affiliates of the Company’s directors may participate in the private placement and/or receive placement fees in connection therewith, then pursuant to the Israeli Companies Law the private placement was approved by the Company’s Audit Committee prior to the approval by the Company’s Board of Directors.

        At this time the Company does not have clear indications of interest from potential investors and shareholders approval is sought in advance. The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required in order to approve the private placement.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the raise of equity by the Company by way of a private placement, under the abovementioned terms and conditions, as recommended by the Board of Directors, and to authorize the Board of Directors to negotiate and finalize its terms.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	ACTIVE CHAIRMAN AGREEMENT WITH EDOUARD CUKIERMAN

        The Company has entered into an Active Chairman Agreement with Edouard Cukierman (“Cukierman”), pursuant to which, subject to shareholders approval, Cukierman shall be granted options (the “Options”) to purchase up to 100,000 Ordinary Shares of the Company per each calendar year of service as the Company’s Chairman of the Board of Directors (the “Service”) in the years 2007-2010 (pro-rated for any part of the Calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director.

        The Options shall vest on a quarterly basis. The exercise price of the Options shall be equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

        Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Cukierman such number of Options amounting, together with Options previously granted, to 400,000 Options, and such additional options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

        If the Service is terminated by Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

        If the Service is terminated for Cause, then all Options granted to Cukierman pursuant to the Agreement shall expire at termination.

        Since Mr. Edouard Cukierman is a director of the Company, then pursuant to the Israeli Companies Law the Active Chairman Agreement was approved by the Company’s Audit Committee prior to the approval by the Company’s Board of Directors.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board”.

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Edouard Cukierman Chairman of the Board of Directors	Shmuel Koren President and Chief Executive Officer

September 2007

B.O.S. BETTER ONLINE SOLUTIONS LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING TO BE HELD ON NOVEMBER 7, 2007

The undersigned, revoking previous proxies, hereby appoint(s) Edouard Cukierman and Shmuel Koren, or any one of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all ordinary shares of B.O.S. Better Online Solutions Ltd. which the undersigned is entitled to vote at the Special General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company, at 20 Freiman Street, Rishon LeZion, Israel, on November 7, 2007 at 10 a.m. (local time) and at any adjournments thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgment.

Return of your proxy does not deprive you of your right to attend the meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

(Continued and to be signed on the reverse side.)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

November 7, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in the envelope provided. œ

Please refer to the Proxy Statement discussion of each of these matters.
THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" EACH OF THE LISTED PROPOSALS:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		1.	To approve the raise of equity by the Company by way of a private placement and to authorize the Company’s Board of Directors to negotiate and finalize its terms.	☐	☐	☐

		2.	To approve the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the general meeting and any adjournments thereof.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD IN THE ENCLOSED PREPAID ENVELOPE.

			Check here if you plan to attend the Special General Meeting	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.